UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Changes in Holdings of Directors, Officers and Related Parties

On January 7, 2018, Gazit-Globe Ltd. (the “Company”) reported to the Tel Aviv Stock Exchange (the “TASE”) and Israeli Securities Authority (the “ISA”) the following changes to the holdings of securities of the Company by the officers, directors and related parties of the Company as of December 31, 2017:

1.	Increase in the number of common shares by 1,003,000, to 100,090,000, constituting 51.74% of the Company’s outstanding common shares (50.68% on a fully diluted basis), held by Norstar Holdings, Inc., the Company’s controlling shareholder (including common shares held via its wholly-owned subsidiaries), as a result of open market purchases on the TASE.

2.	Decrease in the principal amount of Series D Debentures, by an amount of 227,190 New Israeli Shekels (“NIS”), to NIS 622,810, held by Mr. Haim Ben-Dor, the Company’s director, due to open market sales.

3.	Holdings of the following number and/or amount of the Company’s securities by Excellence Investments Ltd. (Trust Funds), a significant security holder of the Company (by way of its being controlled by The Phoenix Holdings Ltd., which holds directly and via direct and indirect subsidiaries, more than 5% of the Company’s outstanding voting rights), in each case raising its ownership from zero:

(a)	common shares: 131,594, constituting 0.90% of the Company’s outstanding common shares (0.82% on a fully diluted basis).

(b)	Series C Debentures: NIS 10,512,135.26 principal amount.

(c)	Series D Debentures: NIS 9,263,181 principal amount.

(d)	Series I Debentures: NIS 12,372,480.23 principal amount.

(e)	Series J Debentures: NIS 2,554,316.94 principal amount.

(f)	Series K Debentures: NIS 21,954,181 principal amount.

(g)	Series L Debentures: NIS 26,924,329 principal amount.

4.	Holdings of the following number and/or amount of the Company’s securities by Excellence Investments Ltd. (Index-Linked Notes), a significant security holder of the Company (by way of its being controlled by The Phoenix Holdings Ltd., which holds directly and via direct and indirect subsidiaries, more than 5% of the Company’s outstanding voting rights), in each case raising its ownership from zero:

(a)	common shares: 1,612,701, constituting 0.83% of the Company’s outstanding common shares (0.82% on a fully diluted basis).

(b)	Series C Debentures: NIS 1,813,998 principal amount.

(c)	Series D Debentures: NIS 22,733,609 principal amount.

(d)	Series I Debentures: NIS 2,376,474 principal amount.

(e)	Series J Debentures: NIS 7,720,430.39 principal amount.

(f)	Series K Debentures: NIS 74,460,028 principal amount.

(g)	Series L Debentures: NIS 82,990,433 principal amount.

1

5.	Holdings of the following number and/or amount of the Company’s securities by The Phoenix Holdings Ltd. (Pension), a significant security holder of the Company (which holds directly and via direct and indirect subsidiaries, more than 5% of the Company’s outstanding voting rights), in each case raising its ownership from zero:

(a)	common shares: 7,464,283, constituting 4.13% of the Company’s outstanding common shares (4.04% on a fully diluted basis).

(b)	Series C Debentures: NIS 4,125,003.48 principal amount.

(c)	Series D Debentures: NIS 81,896,758 principal amount.

(d)	Series I Debentures: NIS 2,321,874.48 principal amount.

(e)	Series J Debentures: NIS 8,407,613.35 principal amount.

(f)	Series K Debentures: NIS 73,916,114 principal amount.

(g)	Series L Debentures: NIS 137,727,345 principal amount.

6.	Holdings of the following number and/or amount of the Company’s securities by The Phoenix Holdings Ltd. (Profit Participation Life Insurance), a significant security holder of the Company (which holds directly and via direct and indirect subsidiaries, more than 5% of the Company’s outstanding voting rights), in each case raising its ownership from zero:

(a)	common shares: 30,295, constituting 0.02% of the Company’s outstanding common shares (0.02% on a fully diluted basis).

(b)	Series C Debentures: NIS 1,468,295 principal amount.

(c)	Series D Debentures: NIS 338,843 principal amount.

(d)	Series I Debentures: NIS 193,458 principal amount.

(e)	Series L Debentures: NIS 15,225,655 principal amount.

7.	Holdings of the following number and/or amount of the Company’s securities by The Phoenix Holdings Ltd. (Nostro), a significant security holder of the Company (which holds directly and via direct and indirect subsidiaries, more than 5% of the Company’s outstanding voting rights), in each case raising its ownership from zero:

(a)	common shares: 487,726, constituting 0.25% of the Company’s outstanding common shares (0.25% on a fully diluted basis).

(b)	Series C Debentures: NIS 20,668,765 principal amount.

(c)	Series D Debentures: NIS 11,638,053 principal amount.

(d)	Series I Debentures: NIS 9,647,448.26 principal amount.

(e)	Series J Debentures: NIS 494,681.04 principal amount.

(f)	Series K Debentures: NIS 25,048,287 principal amount.

(g)	Series L Debentures: NIS 9,286,730 principal amount.

8.	Increase, due to settlement of RSUs, in the number of common shares by 3,821, to 15,803, constituting 0.01% of the Company’s outstanding common shares, held by Adi Jemini, the Company’s Executive Vice President and Chief Financial Officer, and a corresponding decrease, by 3,821, in the number of RSUs held by him, reducing his holdings to 23,856 RSUs.

9.	Initial acquisition, due to grants under his employment agreement, of 19,985 RSUs and 224,848 options to purchase common shares (unregistered), by Zvi Gordon, the Company’s Vice President, Investments.

10.	Cancellation of 312,044 common shares that had been held by the Company in treasury, reducing the Company’s holdings of common shares in treasury to 51,500.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: January 9, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

3